SembCorp
Industries

Rule 12g3-2(b) File No. 825109

26 February 2002

02015969

SUPPL

02 MAR 19 AM 8:03

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

f. Linda Hoon (Ms)
Group Company Secretary

Enclosure

dw3/22

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

Placement Of (i) 213, 900, 000 New Ordinary Shares of S$0.25 Each In The Capital Of SembCorp Industries Ltd ("New SembCorp Industries Shares") and (ii) 106, 950, 000 Warrants ("Warrants") Carrying the Right To Subscribe For New SembCorp Industries Shares

Placement Of (i) 213,900,000 New Ordinary Shares Of S$0.25 Each In The Capital Of SembCorp Industries Ltd ("New SembCorp Industries Shares") And (ii) 106,950,000 Warrants ("Warrants") Carrying The Right To Subscribe For New SembCorp Industries Shares

Further to the announcements by SembCorp Industries Ltd (SembCorp Industries) on February 20, 2002 and February 22, 2002 on the placement of 213,900,000 New SembCorp Industries Shares and 106,950,000 Warrants by SembCorp Industries (Placement), SembCorp Industries is pleased to announce that the Singapore Exchange Securities Trading Limited (SGX-ST) has today given its in-principle approval for the Placement, and the admission to the Official List of the SGX-ST of, and for the dealing in and quotation for, (i) 213,900,000 New SembCorp Industries Shares, (ii) up to 106,950,000 New SembCorp Industries Shares to be issued pursuant to the exercise of the Warrants (Warrant Shares) and (iii) with effect from 9.00 a.m. on August 29, 2002, the Warrants

The SGX-ST has approved in-principle SembCorp Industries' application for the listing and quotation of the Warrants subject to, inter alia, the following:

(1) the continued listing of SembCorp Industries' shares on SGX-ST or SembCorp Industries' shares being listing on a recognised stock exchange at the time of the listing of the Warrants;

(2) an adequate spread of holdings for the Warrants to provide for an orderly market in the securities at the time of the listing of the Warrants on SGX-ST which is targeted to be in August 2002; and

(3) additional disclosure of information to public investors, if required by the SGX-ST, to allow retail investors to make an informed decision.

Such approval of the SGX-ST is not to be taken as an indication of the merits of the Placement, the 213,900,000 New SembCorp Industries Shares, the Warrant Shares or the Warrants.

Linda Hoon Siew Kin
Group Company Secretary
Singapore, February 26, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/02/2002 to the SGX